**The Children's Trust, G. Scott Littell Trustee, is a trust, the beneficiaries of which are the children of Bruce Littell, the Chief Executive Officer of the Company. The Trust owns directly 12,422,663 shares. The Trust owns a 30% interest in Hill Industries, LLC which owns 18,849,007 shares. The Trust disclaims beneficial ownership of the shares owned by Hill Industries, LLC.